Exhibit 99.1

Claude Generates Third Quarter Earnings of $5.7 Million and Expects Record Gold Production in 2015

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

(All dollar amounts are in Canadian dollars unless stated otherwise)

Highlights:

  2015 gold production guidance increased to be between 70,000 and 75,000 ounces;
  YTD 2015 gold production of 57,408 ounces, a 13% increase over YTD 2014 and a new nine month record;
  Q3 2015 all-in sustaining cost per ounce of gold sold (1) of $1,089 (U.S. $832), a 2% increase from Q3 2014;
  Cash and bullion (2) increased by $6.1 million to $27.0 million during Q3;
  New debt facility with Scotiabank has lowered the cost of debt to approximately 5% from 10%; and
  Successful drill results from Santoy Gap indicate expansion up dip and down dip of current mineral resources and initiated a 6,000 metre deep exploration drill program at the Santoy Mine Complex.

SASKATOON, Nov. 5, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported third quarter net earnings of $5.7 million ($0.03 per share) and increased cash and bullion (2) by $6.1 million to $27.0 million since the second quarter of 2015. Year to date, net earnings of $21.0 million ($0.11 per share) were a $15.9 million improvement over the $5.1 million ($0.03 per share) reported during the first nine months of 2014. The significant improvement in financial performance is driven by an increase in ounces produced and sold from mining higher ore grades and continued improvement in operating efficiencies. During the quarter, earnings were negatively impacted by a $0.8 million non-cash expense, a result of the early retirement of the Term loan with the Company's previous lender.

"Our ability to achieve strong production results and continue to generate free cash flow during a challenging quarter reflects the operational flexibility and strength that we have at the Seabee Gold Operation," stated Brian Skanderbeg, President and Chief Executive Officer. "Our outlook for 2015 has improved once again with a growing production profile and lower unit costs, a result of Santoy Gap exceeding our expectations. We are confident that our strong production and cost performances will continue to position the Company with the financial strength and flexibility needed to manage a volatile gold price environment and pursue growth opportunities."

Financial Review
Third quarter gold revenue of $24.5 million was slightly higher than the $24.3 million reported in the third quarter of 2014. The increase was mainly related to a 7% increase in Canadian dollar gold prices realized per ounce and offset by a 6% decrease in gold sales volume (Q3 2015 – 16,258 ounces; Q3 2014 – 17,578 ounces). Year to date gold revenue of $80.5 million increased 24% from the first nine months of 2014, a reflection of an 18% increase in gold sales volume (YTD 2015 – 54,388 ounces; YTD 2014 – 46,133 ounces) and a 6% increase in Canadian dollar gold prices realized from the weakening Canadian dollar.

Lower mine production costs, higher grades and increased gold sales reduced total cash cost per ounce of gold sold (1), inclusive of royalty costs, by 8% to $677 (U.S. $517) for the quarter and by 16% to $699 (U.S. $531) for the first nine months of 2015.  All-in sustaining cost per ounce of gold sold (1) also benefited from similar drivers.  All-in sustaining costs per ounce of gold sold were up slightly to $1,089 (U.S. $832) during the quarter and for the first nine months of 2015 decreased by 11% to $1,129 (U.S. $896).

Cash flow from operations before net changes in non-cash operating working capital (1) of $11.4 million ($0.06 per share) was up from the $10.4 million ($0.06 per share) reported in the third quarter of 2014. Year to date, cash flow from operations before net changes in non-cash operating working capital  of $36.3 million ($0.19 per share) increased 65% from the $22.0 million ($0.12 per share) reported during the first nine months of 2014. Year to date, the weakening of the Canadian/U.S. exchange rate had a positive $10.6 million impact on earnings and cash flow.

Year to date, the Company's ability to continue to generate free cash flow has resulted in a $15.8 million increase in cash and bullion (2) to $27.0 million since December 31, 2014. The strong financial performance has also allowed the Company to reduce its long-term debt by $2.3 million year to date, to $20.3 million.

Financial Highlights	Q3 2015	Q3 2014	Change	YTD 2015	YTD 2014	Change

Revenue (000's)	$24,549	$24,323	1%	$80,471	$64,665	24%
Production costs (000's)	$11,183	$12,021	(7%)	$33,823	$35,243	(4%)
Cash flow from operations* (000's) (1)	$11,397	$10,368	10%	$36,310	$22,015	65%
Cash flow from operations* per share (1)	$0.06	$0.06	-	$0.19	$0.12	58%
Net earnings (000's)	$5,662	$6,852	(17%)	$21,029	$5,068	315%
Earnings per share (basic and diluted)	$0.03	$0.04	(25%)	$0.11	$0.03	267%
Average realized price per ounce	$1,485	$1,384	7%	$1,480	$1,402	6%
Average realized price per ounce (U.S.$)	$1,135	$1,270	(11%)	$1,174	$1,281	(8%)
Total cash cost per ounce (1)	$677	$735	(8%)	$669	$801	(16%)
Total cash cost per ounce (U.S.$) (1)	$517	$675	(23%)	$531	$732	(27%)
All-in sustaining cost per ounce (1)	$1,089	$1,063	2%	$1,129	$1,265	(11%)
All-in sustaining cost per ounce (U.S.$) (1)	$832	$976	(15%)	$896	$1,156	(22%)
*Cash flow from operations before net changes in non-cash operating working capital.

Operations Review
Third quarter gold production of 15,722 ounces was strong considering the 10 days of lost underground mine production from the precautionary shutdown due to local forest fires.  During the quarter, the Santoy Gap deposit continued to ramp up ahead of schedule and averaged 584 tonnes per day or 77% of total mill throughput.

Year to date, total gold production of 57,408 ounces was a nine month production record. The 13% increase in gold production over the same period in 2014 was driven by a 16% increase in grade, positive reconciliation on grade and ounces from the mine plan at both the L62 and Santoy Gap deposits and the replacement of the lower grade Santoy 8 ore with higher grade Santoy Gap ore.  For the first nine months of 2015, the Santoy Gap deposit has increased overall head grades at the Santoy Mine Complex by 46% and combined with a 53% increase in mill throughput, has improved gold ounces produced by 125%. The Company expects the Santoy Gap deposit to play an increasing role at the Seabee Gold Operation in 2016 and continues to make progress in developing the deposit to achieve full production rates in 2017.

Production Highlights	Q3 2015	Q3 2014	Change	YTD 2015	YTD 2014	Change
Santoy Mine Complex
Tonnes milled	53,747	33,221	62%	134,361	88,005	53%
Head grade (grams per tonne)	6.92	6.75	3%	7.96	5.45	46%
Ounces produced	11,575	6,957	66%	33,160	14,758	125%
Seabee Gold Mine
Tonnes milled	15,641	41,709	(62%)	77,057	131,041	(41%)
Head grade (grams per tonne)	8.56	10.57	(19%)	10.18	8.93	14%
Ounces produced	4,147	13,657	(70%)	24,248	35,942	(33%)

Total tonnes milled	69,388	74,930	(7%)	211,418	219,046	(3%)
Average head grade (grams per tonne)	7.29	8.88	(18%)	8.77	7.53	16%
Recovery (%)	96.6	96.4	-	96.3	95.6	1%
Total gold produced (ounces)	15,722	20,614	(24%)	57,408	50,700	13%
Total gold sold (ounces)	16,528	17,578	(6%)	54,388	46,133	18%

Exploration
In addition to the on-going 2015 program at Santoy Gap, the Company has initiated an additional 6,000 metre drill program to target the plunge continuity of the Santoy 8 Deposit proximal to hole JOY-13-692, which graded 30.08 (uncut) or 22.89 (cut) grams of gold per tonne over 5.90 metres true width (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits"). Drilling will test from 450 metres to 800 metres below surface with drill spacing between 50 and 100 metres. This program is of particular significance as drill testing of the continuity between the Santoy Gap and Santoy 8 deposits is limited and the inferred resources remain open along strike, down dip and down plunge.

Outlook
Based on the record operating performance to date, the Company has increased its 2015 gold production guidance at the Seabee Gold Operation to be between 70,000 and 75,000 ounces (previously 68,000 – 72,000 ounces). With the increase in production guidance and our ability to remain on budget, unit cash costs and all-in sustaining costs are estimated to be 6% and 3% lower than original guidance, respectively.

	Revised 2015 Forecast	Previous 2015 Forecast	Variance ($/oz)*	Variance (%)*
Gold production	70,000 - 75,000	68,000 - 72,000	2,500	4%
Total cash cost per ounce	$685 - $750	$730 - $800	($48)	(6%)
Total cash cost per ounce (U.S.$) (4)	$535 - $600	$580 - $635	($40)	(7%)
All-in sustaining cost per ounce	$1,065 - $1,175	$1,100 - $1,200	($30)	(3%)
All-in sustaining cost per ounce (U.S.$) (3)	$830 - $920	$875 - $950	($38)	(4%)
*At mid-point of guidance.

Conference Call and Webcast
We invite you to join our conference call and webcast today at 2:00 PM Eastern Time.

To participate in the conference call, please dial 1-888-231-8191 or 1-647-427-7450. A replay of the conference call will be available until November 12, 2015 by calling 1-855-859-2056 and entering the passcode 64017914.

To view and listen to the webcast on November 5, 2015, please use the following URL in your web browser:

http://event.on24.com/r.htm?e=1079626&s=1&k=E8F4ABD5D40DFBB509CC988B0F95B1A0

A copy of Claude's Q3 2015 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.

Brian Skanderbeg, P.Geo. and M.Sc., President and CEO, has reviewed the contents of this news release for accuracy, and is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)

See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and

Reconciliations" section in the Company's Q3 2015 MD&A available on the Company's website at

www.clauderesources.com or on www.sedar.com or www.sec.gov

(2)	Cash and bullion relates to current cash on hand of $24.5 million and $2.5 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)
(3)	Forecast uses a foreign exchange rate assumption of $1.28 CDN$/U.S.$

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 07:45e 05-NOV-15